Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57430-8

Web site: www.langmichener.com

Direct Line: (604) 691-6839
Direct Fax Line: (604) 893-7623
E-Mail: ddex@lmls.com

July 11, 2007

BY COURIER & FILED BY EDGAR
MAIL STOP: 4561

The United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4561

Attention: Mr. Mark P. Shuman, Branch Chief - Legal

Dear Mr. Shuman:

PlayBOX (US) Inc.
Registration Statement on Form SB-2 Amendment No. 5
Filed April 27, 2007
SEC File No. 333-134852

We write on behalf of PlayBOX (US) Inc. (the “Company” or “PlayBOX”) in response to the Staff’s letter of May 3, 2007 regarding the Company’s Amendment No. 5 to the Registration Statement on Form SB-2 filed April 27, 2007 (the “Comment Letter”) signed by Mr. Mark P. Shuman, Branch Chief - Legal of the United States Securities and Exchange Commission (the “Commission”). On behalf of the Company, we have filed with the Commission, via the EDGAR system, an Amendment No. 6 to the Registration Statement on Form SB-2 (as revised, the “Form SB-2/A6”). We enclose with this letter two copies of the Form SB-2/A6, plus two copies that have been redlined to show the changes from the Form SB-2 Amendment No. 5 filing.

In addition to the Form SB-2/A6, we also provide below our response to the comment made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Capitalized terms used herein and not defined have the same meanings given such terms in the Form SB-2/A6.

Amendment No. 5 to Registration Statement on Form SB-2

Financial Statements

Notes to Consolidated Financial Statements

Note 4. Agency Exploitation Agreement, page F-23

1. We note your response to prior comment number one and the revisions made to your accounting policy for the PlayBOX software. Please tell us when you concluded that the PlayBOX software was impaired and provide us with a detailed timeline describing the developments that you considered in reaching your conclusion that the software was impaired. In this regard, describe for us any changes to your business plan or forecasts during the time between acquisition and impairment. As part of your response, provide us with reasonably detailed summaries of the business plans and cash flow projections in place as of March 31, 2006 and September 30, 2006. Identify and explain the reasons for all material changes to the business plans and cash flow projections between March 31, 2006 and September 30, 2006. Also, please explain to us how you determined the fair value of the PlayBOX software when performing the impairment test and tell us how [you] considered paragraphs 22 to 24 of SFAS 144. Explain how the assumptions underlying your determination of the fair value of the PlayBOX software for purposes of the impairment test compare to the assumptions underlying your business plan and cash flow projections as of September 30, 2006.

In response to the SEC staff comments, the Company has advised us as follows:

->	The Company concluded that the PlayBOX software was impaired when the Company’s March 31, 2006 interim consolidated financial statements were being prepared. This was around May 2006.

->	The following timeline provides details of changes to the Company’s business between the time of acquisition to the Company’s conclusion that the software was impaired:

March 31, 2006 – Date of acquisition of the PlayBOX software.

April 2006 – The Company directed its resources (i.e. cash, time, efforts) to the SB-2 registration process, with the goal of obtaining effectiveness of such registration statement as a step towards obtaining a listing on the OTC BB, which the Company hopes will facilitate its efforts to obtain additional financing to fund its planned operations.

May 2006 – Management assessed the PlayBOX software was impaired. The Company identified the following factors as its basis for impairing the PlayBOX software:
	-	As at March 31, 2006, the Company only had $644 of cumulative gross sales since it started to market the PlayBOX software in 2004.
	-	As at March 31, 2006, the Company had suffered continued losses from operations (i.e. $50,168 for the six months ended March 31, 2006 and $301,488 since incorporation) and was not generating enough cash flows from sales to sufficiently cover the Company’s planned operations.
	-	The Company identified that it requires a substantial amount of funding to perform the following, specifically in relation to the PlayBOX software:
• Attract qualified and high caliber employees to assist in the sales and marketing of the PlayBOX software;
• Upgrade or further develop the PlayBOX software to make it competitive in a rapidly changing industry;

	•	Employ technical support for continuous updating of the PlayBOX software; and
	•	Utilize various sales and marketing strategies and channels.
-	Management determined that given the Company’s financial position at the time of assessment, the only way to obtain the necessary funding would be through the US public markets. Therefore, a decision was made to have the Company’s sole officer and employee focus on the registration/listing process and to use available funds for this purpose.
-	Because the development and success of the PlayBOX software is dependent on additional funding, the following further contributed to the Company’s determination that the PlayBOX software was impaired:
	•	Uncertainty in obtaining effectiveness of the Company’s SB-2 registration statement and becoming a publicly listed company;
	•	Uncertainty in obtaining additional financing from the US public markets; and
	•	Uncertainty in achieving profitable sales.

->	Since March 31, 2006, the Company’s business plan has focused on the registration/listing process, with the goal of obtaining a listing on the OCT BB to facilitate the Company’s efforts to raise capital in order to enable the Company to attract employees, upgrade and develop the PlayBOX software and market to prospective customers. The Company’s cash flow projections as of March 31, 2006 included a number of assumptions based on, among other things, (i) achieving an OTC BB listing, (ii) continued fund-raising and (iii) achieving significant sales.

->	There were no significant or material changes to the Company’s business plan and cash flow projections between March 31, 2006 and September 30, 2006 other than the following:
The development budget for the PlayBOX software was reallocated to and drained by the registration/listing process. Consequently, necessary upgrades to the PlayBOX software to keep it competitive were postponed;
The Company’s sole officer’s time remains dedicated to the completion of the registration/listing process instead of to sales and marketing of the PlayBOX software;
The Company’s inability to perform the necessary updates and the reallocation of the Company’s sole officer’s time have delayed the anticipated cash inflows from a couple of major clients; and
The Company will continue to incur additional expenses (i.e. legal and accounting) until the completion of the registration/listing process.

->	The Company determined the fair value of the PlayBOX software to be $Nil based on the following:
The Company’s sales history up to March 31, 2006 (i.e. cumulative gross sales of $644 since PlayBOX UK entered into an exploitation agreement on March 30, 2004) from the PlayBOX software led the Company to conclude that it will be highly unlikely for it to recover the capitalized value of $2,500,000 within the near future or a reasonable period of time;
There are no signed binding contracts or agreements with major clients that could positively and significantly change the Company’s current financial position as a direct result of sales from the PlayBOX software;
As at March 31, 2006, the Company had an accumulated deficit of $301,146 (before the write-off of the PlayBOX software); and

The uncertainty in obtaining additional financing needed to upgrade and market the PlayBOX software and uncertainty in achieving profitable sales of the various applications of the PlayBOX software.

->	The assumptions underlying the business plan and cash flow projections as of September 30, 2006 remain the same as those mentioned above which are as of March 31, 2006.

Finally, the Company acknowledges that it will be required to furnish a letter to the Commission with the required “Tandy” language prior to the acceleration of the effective date of the Registration Statement.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-6839.

Yours truly,

/s/ Daniel Dex
Daniel Dex*
for Lang Michener LLP

*Called to the Bars in New York and British Columbia

DDD/iag
Encls.

cc:	Ms. Christine Davis
Mr. Brad Skinner, Branch Chief
cc:	PlayBOX (US) Inc.
Attention: Mr. Robert Burden, CEO